UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TraceGuard Technologies, Inc.
(formerly IBHAS Technologies, Inc.)
(Name of Issuer)

Common Stock,
par value $0.001 per share
(Title of Class of Securities)

892354 10 1
(CUSIP Number)

Dr. Fredy Ornath
c/o TraceGuard Technologies, Inc.
330 Madison Avenue, 9th Floor
New York, New York 10017
(866) 401-5969
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dr. Fredy Ornath

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	______________________________________________________

	(b)	______________________________________________________

3.	SEC Use Only ____________________________________________________

4.	Source of funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	11,139,990

		8.	Shared Voting Power	________

		9.	Sole Dispositive Power	11,139,990

10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			11,139,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)			30.4

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and restates the original Schedule 13D filed by the reporting person on July 29, 2005. The reporting person is filing this Amendment No. 1 in order to reflect (i) the grant by the reporting person to the issuer of an option to purchase 1,450,000 shares of the issuer’s common stock, (ii) a lock-up understanding with respect to certain shares owned by the reporting person, and (iii) the grant of certain stock options to the reporting person pursuant to a consulting agreement between the issuer and an entity owned by the reporting person.

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share of TraceGuard Technologies, Inc. The address of the principal executive offices of the issuer of such securities is located at: 330 Madison Avenue, New York, New York 10017.

Item 2.	Identity and Background

	(a)	Name: Dr. Fredy Ornath

	(b)	Residence or business address: c/o TraceGuard Technologies, Inc., R&D Center, 6 Ravnitzky Street, Petach Tikva, Israel 49277

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Manager of M.S. Materials Ltd., a consulting firm specializing in welding materials and engineering consulting, having principal offices at 12 Beit Zurit, Tel Aviv, Israel 69122.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e)
During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israel

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2005, the reporting person purchased 9,609,990 shares of the issuer’s common stock directly and 1,020,000 shares of the issuer’s common stock through The S.Z Management Corporation, a trust in which the reporting person is the sole trustee and sole beneficiary,  from certain founders of the issuer (collectively, the “Founder Shares”). The shares were purchased with the reporting person’s personal funds. On February 15, 2006, M.S. Materials Ltd. (the “Consultant”), a corporation owned by the reporting person, entered into a consulting agreement with the issuer’s wholly-owned subsidiary. Pursuant to the consulting agreement, as later amended, the Consultant was granted stock options to purchase up to 1,080,000 shares of the issuer’s common stock, vesting in 36 equal monthly installments of 30,000 shares each. The stock options were acquired from the issuer in consideration of services provided by the Consultant.

Item 4.	Purpose of Transaction

The reporting person purchased the Founder’s Shares to effect a change in control of the issuer and caused a change in a majority of the members of the Board of Directors of the issuer. In addition, the issuer’s wholly-owned subsidiary entered into (i) a license agreement with TraceTrack Technologies Ltd., a corporation owned by the reporting person, and (ii) a consulting agreement with M.S. Materials Ltd., a corporation owned by the reporting person.

Item 5.	Interest in Securities of the Issuer

(a)
11,139,990 shares of common stock, constituting 30.4% of the issuer’s common stock. Consists of 9,609,990 shares owned by the reporting person directly, 1,020,000 shares owned by The S.Z Management Corporation, a trust in which the reporting person is the sole trustee and sole beneficiary, and 510,000 shares issuable to a corporation owned by the reporting person upon exercise of currently exercisable stock options. 1,450,000 shares are subject to an option in favor of the issuer.

(b)	The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 11,139,990 shares of common stock.

(c)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 16, 2006, the reporting person signed a lock-up undertaking with respect to 8,108,325 shares (the “Lock-Up Shares”). Under the terms of the lock-up undertaking, 20% of the Lock-Up Shares became free to be sold by the reporting person after March 2, 2007, 30% of such Lock-Up Shares are free to be sold after March 2008, and the balance may be sold after March 2009.

On May 29, 2007, the reporting person granted the issuer an option to purchase 1,450,000 shares, at an exercise price of $0.35 per share. Subject to certain conditions, the stock option vests and becomes exercisable as follows: 290,000 shares on September 1, 2007, 300,000 shares on April 1, 2007, 135,000 shares on July 1, 2009, and 725,000 shares on April 1, 2009.

In addition, pursuant to its consulting agreement with the issuer, the Consultant is eligible to earn stock options to purchase up to 3,900,000 shares based on the issuer meeting certain performance milestones.

Item 7.	Material to Be Filed as Exhibits

Stock Option dated May 29, 2007 (incorporated by reference to Exhibit 10.1 of the issuer’s Current Report on Form 8-K filed on June 1, 2007).

Lock-up dated November 16, 2006 (filed herewith)

Consulting Agreement dated February 16, 2006 (incorporated by reference to Exhibit 10.2 of the issuer’s Current Report on Form 8-K filed on February 15, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2007 Date

/s/ Dr. Fredy Ornath
Signature

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.